SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. __)*

Corrpro Companies, Inc.

(Name of Issuer)

Common Stock - No Par Value

(Title of Class of Securities)

220317 10 1

(CUSIP Number)

5 Evan Place
Armonk, New York 10504
(914) 273-4866

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 29, 2003

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

SCHEDULE 13D

CUSIP No.	220317 10 1	Page 2 of 7 Pages

1.	Names of Reporting Persons. JB Capital Partners L.P.
I.R.S. Identification Nos. of above persons (entities only).
13-3726439

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)	x

3.	SEC Use Only

4.	Source of Funds
WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization

Number of	7.	Sole Voting Power: -0-

Shares
Beneficially	8.	Shared Voting Power: 506,200

Owned by
Each	9.	Sole Dispositive Power: -0-

Reporting
Person With	10.	Shared Dispositive Power: 506,200

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
506,200

12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]

13.	Percent of Class Represented by Amount in Row (9)
6.0%

14.	Type of Reporting Person (See Instructions)
PN

SCHEDULE 13D

CUSIP No.	220317 10 1	Page 3 of 7 Pages

1.	Names of Reporting Persons. Alan W. Weber
I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)	x

3.	SEC Use Only

4.	Source of Funds
PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization
United States

Number of	7.	Sole Voting Power: 35,000

Shares
Beneficially	8.	Shared Voting Power: 541,200

Owned by
Each	9.	Sole Dispositive Power: 35,000

Reporting
Person With	10.	Shared Dispositive Power: 541,200

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
541,200

12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]

13.	Percent of Class Represented by Amount in Row (9)
6.4%

14.	Type of Reporting Person (See Instructions)
IN

CUSIP No.	220317 10 1	Page 4 of 7 Pages
SCHEDULE 13D

This Schedule 13D, dated December 29, 2003 (this "Statement"), is filed on behalf of JB Capital

Partners L.P., a partnership formed under the laws of the State of Delaware ("JB Capital"), and Alan W. Weber ("Weber" together with JB Capital, the "Reporting Persons") and relates to the common stock, no par value (the "Common Stock"), of Corrpro Companies Inc., an Ohio corporation (the "Company").

ITEM 1.	SECURITY AND ISSUER
This Statement relates to the Common Stock of the Company. The address of the Company's principal executive office and principal business is 1090 Enterprise Drive, Medina, Ohio 44256.

ITEM 2.	IDENTITY AND BACKGROUND
This Statement is being filed on behalf of the following Reporting Persons:

JB Capital Partners L.P., a limited partnership formed under the laws of the State of Delaware 5 Evan Place Armonk, New York 10504

JB Capital's principal business is investments in marketable securities.

Alan W. Weber, a United States citizen 5 Evan Place Armonk, New York 10504

Weber's principal business is as the general partner of JB Capital. By virtue of his position with JB
Capital, Mr. Weber has the power to vote and dispose of the Common Stock owned by JB Capital. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

The Reporting Persons, to the best knowledge of the Reporting Persons, have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
JB Capital utilized its working capital in making its purchases of Common Stock. The Common Stock purchased by Weber was purchased from his personal funds.

ITEM 4.	PURPOSE OF TRANSACTION
The beneficial ownership of the Common Stock reported herein is for investment purposes. The

Reporting Persons filed an Initial Statement of Beneficial Ownership on a Schedule 13G dated April 4, 2002 (the "Initial Statement"), as amended by Schedule 13G Amendment #1 and filed on February 14, 2003 ("Amendment 1").  Based upon information contained in a press release issued by the Company on December 16, 2003 and a Schedule 14A filed with the Securities and Exchange Commission on December 22, 2003 in which the Company announced an agreement for a recapitalization which would result in substantial dilution to current shareholders, the Reporting Persons are amending and changing the Schedule 13G filing to a Schedule 13D.  The Reporting Persons believe that the dilution to current shareholders would not leave current shareholders with fair value for their shares of Common Stock.  The Reporting Persons intend to request open communications with or may attempt to influence the Company's management to ensure that shareholders can fully participate in the growth of the Company.  Such communications or influence may include proposals for a merger, sale or liquidation of some or all of the Company's business or asset, a strategic alliance, or other similar transaction directed at stockholders receiving the full value of their investment in the Company.

SCHEDULE 13D
CUSIP No.	220317 10 1	Page 5 of 7 Pages

	The Reporting Persons believe the Board of Directors and the Special Committee (consisting of three

Board members) failed to negotiate a refinancing plan in the best interest of its shareholders.  Unnecessary severance payments (even though management employment contracts expire in March 2004) and new option awards issued to management contributed to the excessive dilution to current shareholders.

	According to the Schedule 14A filed with the SEC outside investors were contacted in April and May

2003 to submit proposals to refinance Corrpro.  Subsequent to May 2003 with the sale of the Asian operations (July 03), completion of loan amendments (Aug. 2003),  positive operating income reported in July and Nov. 2003 (combined with reduced debt and higher revenues) the Board of Directors failed to pursue additional proposals and negotiate a deal in the best interest of shareholders.

	The Reporting Persons intend to continue to evaluate the Company's business, financial condition,

operating results, capital structure, management, stock market performance, competitive outlook and other relevant factors.  As part of such evaluations, the Reporting Persons may seek the views of, hold discussions with and respond to inquiries from representatives of the Company and other persons regarding the Company's affairs.  Depending on such evaluations, the Reporting Persons may purchase additional shares of Common Stock or dispose of any and all shares of Common Stock held by them.  In the interest maximizing stockholder value, the Reporting Persons may from time to time develop plans respecting, or propose changes in the management, policies, operations, capital structure or business of the company.  Such plans or proposals may include or relate to one or more of the transactions specified in subparagraph (a) through (j) of Item 4 of Schedule 13D, including without limitation, a merger, disposition, sale of the Company's assets or changes in the Company's capitalization.

	Except as set forth above, the Reporting Persons have no current plan or proposal which relates to, or would result in, any of the actions enumerated in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER
(a)	As of December 29, 2003, Weber beneficially owns 541,200 shares of Common Stock, representing 6.4% of the issued and outstanding shares of Common Stock, through the following:
	his position as general partner of JB Capital, which owns 506,200 shares of the Common Stock, representing 6.0% of the issued and outstanding shares of Common Stock; and

his investment discretion over his personal accounts and the accounts of his children, which owns an aggregate of 35,000 shares of Common Stock, representing .4% of the issued and outstanding shares of Common Stock.

(b)

Weber has the sole power to vote or direct the vote, and sole power to dispose or to direct the disposition as the general partner of JB Capital and through the investment discretion over his personal accounts and the accounts of his children.

(c)	The table below lists all transactions in the Issuer's Common Stock in the last sixty days by the Reporting Persons. All such transactions were made by JB Capital in the open market.
	Transactions in shares Within the Past Sixty Days
Shares of Common Stock Purchased/(Sale)		Price Per Share	Date of Purchase/(Sale)

	(57,900)	$2.0345	10/30/2003
	(30,000)	$2.35	10/31/2003
	700	$1.22	12/10/2003
	19,300	$1.217	12/16/20003
(d)

No person other than the Reporting Persons is known to have the right to receive nor the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Common Stock beneficially owned by the Reporting Persons.

(e)	Not Applicable

SCHEDULE 13D
CUSIP No.	220317 10 1	Page 6 of 7 Pages

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
Not Applicable

ITEM 7.	MATERIALS TO BE FILED AS EXHIBITS
(a)	Joint Filing Agreement dated December 29, 2003 by and between JB Capital Partners L.P. and Alan W. Weber.

(The remainder of this page was intentionally left blank)

SCHEDULE 13D

CUSIP No.	220317 10 1	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:	December 29, 2003
JB Capital Partners L.P.

		By:	/s/ Alan W. Weber

			Name:	Alan W. Weber
			Title:	General Partner

		By:	/s/ Alan W. Weber

		Name:	Alan W. Weber